Registration Statement No. 333-55808
Filed Pursuant to Rule 424(b)(3)

LSI INDUSTRIES INC.

109,430 shares of Common Stock

          Our shareholders are offering and selling 109,430 shares of our common stock.

          The selling shareholders obtained their shares of our common stock in connection with our acquisition of ADaPT Engineering, Inc., a privately owned company headquartered in Cleveland, Ohio. In connection with this acquisition, the shareholders of Adapt Engineering, Inc. received both cash and the stock offered under this prospectus.

          The selling shareholders may offer their shares of our common stock through public or private transactions, on or off the United States exchanges, at prevailing market prices, or at privately negotiated prices.

          Our common stock is traded on the Nasdaq National Market under the symbol “LYTS.” On March 1, 2001, the closing price of one share of our common stock on the Nasdaq National Market was $20.00.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 2, 2001

WHERE YOU CAN FIND MORE INFORMATION

          We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

          The SEC allows us to “incorporate by reference” the information that we file with them. This prospectus incorporates important business and financial information about us which is not included in or delivered with this prospectus. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference:

  Our Annual Report on Form 10-K for the year ended June 30, 2000;

  Our Quarterly Reports on Form 10-Q for the quarters ended September 30, 2000 and December 31, 2000;

  Our Current Report on Form 8-K dated November 21, 2000, as amended.

          We also incorporate by reference any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the common stock offered under this prospectus. Furthermore, we incorporate by reference our Registration Statement on Form 8-A filed on April 11, 1985, registering our common stock under Section 12 of the Exchange Act and describing our common stock.

          You may obtain a copy of these filings without charge, by writing or telephoning us at the following address:

                               Ronald S. Stowell
                                Vice President, Chief Financial Officer
                                and Treasurer
                                LSI Industries Inc.
                                10000 Alliance Road
                                P.O. Box 42728
                                Cincinnati, Ohio 45242
                                (513) 793-3200

          You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. The information in this document may only be accurate as of the date of this document.

          This prospectus and the documents “Incorporated by Reference” as discussed under “Where You Can Find More Information,” contain forward-looking statements within the meaning of federal securities law. Such statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. These statements involve substantial risks and uncertainties that could cause actual results to differ materially from those expected. These include, but are not limited to the impact of competitive products, product demand and market acceptance risks, reliance on key customers, unexpected difficulties in integrating acquired businesses, unfavorable outcome in resolution of loss contingencies, and fluctuations in operating results or costs. When considering such forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus.

THE COMPANY

          We are an integrated design, manufacturing and imaging company supplying our own high-quality lighting fixtures and graphics elements for both exterior and interior applications primarily in North America. Our major markets are the petroleum / convenience store market, the multi-site retail market (including restaurants, automobile dealerships and national retail accounts) and the commercial / industrial lighting market. Additionally, we produce and market menu board systems and are a major supplier of outdoor, indoor and landscape lighting for the commercial / industrial market.

          Our executive offices are located at 10000 Alliance Road, P.O. Box 42728, Cincinnati, Ohio 45242; telephone number (513) 793-3200.

RISK FACTORS

          Prospective investors should consider carefully, in addition to the other information contained in this prospectus, the following factors in evaluating us and our business before purchasing the shares of our common stock.

We are Dependent on the Petroleum/Convenience Store Market

          Approximately 40% of our net sales are concentrated in the petroleum/convenience store market. Sales to this market segment are dependent upon the general conditions prevailing in and the profitability of the petroleum and convenience store industries and general market conditions. Our petroleum market business is subject to reactions by the petroleum industry to world political events, particularly those in the Middle East, and to the price and supply of oil. Major disruptions in the petroleum industry generally result in a curtailment of retail marketing efforts, including expansion and refurbishing of retail outlets, by the petroleum industry and thereby adversely affect our business.

          In addition, we have experienced decreased demand from the petroleum market for a short period as a result of recent consolidation in the petroleum industry at both the corporate and franchise level. Continuing consolidation in this industry may have a material effect on our results of operations.

Our Revenues Are Affected by Seasonality

          Our revenues are affected by the impact of weather on construction and installation programs and the annual budget cycles of major customers. Because of these seasonal factors, we typically experience our lowest sales for each year in our third quarter ending March 31.

We Have Numerous Competitors

          The lighting and graphics industries are highly competitive. We encounter strong competition in all markets. Competitors include manufacturers of various sizes, some of which have greater financial and other resources than we do.

SELLING SHAREHOLDERS

          The 109,430 shares of common stock offered under this prospectus are being offered by the selling shareholders named below. The selling shareholders received their shares in connection with our acquisition of ADaPT Engineering, Inc., a privately owned company headquartered in Cleveland, Ohio. A portion of the shares listed for each selling shareholder are held in escrow and will be distributed under the terms of our agreement with ADaPT.

                               Shares Owned                          Shares Owned
                             Before Offering                        After Offering
                        --------------------------               ---------------------
                                 Percentage of Our                     Percentage of
                                    Common Stock      Shares          Our Common Stock
           Name           No.       Outstanding       Offered     No.   Outstanding
--------------------    -------  -----------------    -------    ---- ----------------
Peter J. DeSantis       27,139        *                27,139    -0-        0%
Kurt Groesch             9,171        *                 9,171    -0-        0%
Wesley D. Hagler         9,171        *                 9,171    -0-        0%
Khew Voon Lew            9,171        *                 9,171    -0-        0%
John Andrew McIntyre    30,015        *                30,015    -0-        0%
Michael Michalski        4,586        *                 4,586    -0-        0%
Daryl Petrarca           9,171        *                 9,171    -0-        0%
Dann R. Stapp           11,006        *                11,006    -0-        0%

------------------
*Less than 1%

          Under certain circumstances, shares acquired by gift, pledge or assignment from the shares owned by the selling shareholders may also be sold under this prospectus by the donee, pledgee or assignee.

USE OF PROCEEDS

          We will not receive any proceeds from the shares being sold in this offering.

PLAN OF DISTRIBUTION

          We are registering the shares offered by this prospectus on behalf of the selling shareholders. We have been advised by the selling shareholders that they may sell or transfer all or a portion of the shares offered hereby from time to time to third parties directly or by or through brokers, dealers, agents or underwriters, who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling shareholders and/or from purchasers of the shares for whom they may act as agent. However, the selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sales or transfers of shares by the selling shareholders. Such sales and transfers of the shares may be effected from time to time in one or more transactions on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions or otherwise, at a fixed price or prices which may be changed, at market prices prevailing at the time of sale, at negotiated prices, or without consideration through put or call option transactions relating to the shares, through short sales of shares or a combination of such methods of sale, or by any other legally available means.

          The term, “selling shareholders” includes donees, pledgees and assignees in interest selling shares from the named selling shareholders after the date of this prospectus. Any or all of the shares may be sold or transferred from time to time by the selling shareholders by means of:

  a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

  ordinary brokerage transactions and transactions in which the broker solicits purchasers;

  through the writing of options on the shares;

  pledges as collateral to secure loans, credit or other financing arrangements and any subsequent foreclosure, if any, thereunder;

  gifts, donations and contributions; and

  any other legally available means.

The aggregate net proceeds to the selling shareholders from the sale of the shares will be the purchase price of such shares less any commissions.

          In order to comply with the securities laws of certain states, if applicable, the shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

          The selling shareholders and any brokers, dealers, agents or underwriters that participate in the distribution of the shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, in which event any discounts, concessions and commissions received by such brokers, dealers, agents or underwriters and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933. Because the selling shareholders may be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act of 1933, the selling shareholder will be subject to the prospectus delivery requirements of the Securities Act of 1933, which may include delivery through the facilities of the Nasdaq National Market. Additionally, the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to sales by the selling shareholders.

          We have not, and the selling shareholders have not, engaged any underwriter, broker, dealer or agent in connection with the distribution of the shares.

          Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus. There is no assurance that the selling shareholders will sell any of the shares offered hereby. The selling shareholders may transfer, devise or gift shares by other means not described herein.

          We will pay all of the expenses incident to the registration of the shares, other than underwriting discounts and selling commissions, if any.

          The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of shares against certain liabilities, including liabilities under the Securities Act of 1933.

          A supplement to this prospectus will be filed if the selling shareholders notify us that a donee or pledgee intends to sell more than 500 shares.

LEGAL MATTERS

          The legality of the common stock offered by this prospectus will be passed upon for us by Keating, Muething & Klekamp, P.L.L., Cincinnati, Ohio, of which Michael J. Burke, a Director of the Company, is a partner.

EXPERTS

          The audited financial statements and schedules incorporated by reference into this prospectus and elsewhere in the registration statement to the extent and periods indicated in their reports have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.